July 18, 2006
Walnut Creek, CA . .

Contact: James L. Ryan
Bank of Walnut Creek
(925) 932-5353 Ext. 200

BWC FINANCIAL CORP. ANNOUNCES 2006 SECOND QUARTER & FIRST HALF EARNINGS

James L. Ryan, Chief Executive Officer and Chairman of the Board of BWC Financial Corp. and its subsidiary Bank of Walnut, announced net income for the six month period ending June 30, 2006.

The Corporation reported net income of $4,214,000 or $1.01 diluted earnings per share for the six months ended June 30, 2006, compared to income of $3,662,000 or $0.86 diluted earnings per share for the same period in 2005. Earnings for first half 2006 represent 1.52% return on average assets (ROA) and 15.96% return on average equity (ROE), compared to 1.45% return on average assets (ROA) and 15.30% return on average equity for first half 2005.

For second quarter 2006, net income was $2,138,000 or $0.51 diluted earnings per share, compared to net income of $1,982,000 or $0.46 diluted earnings per share for the same period in 2005. Return on average assets for second quarter 2006 was 1.52% and return on average equity was 15.92% compared to second quarter 2005 return on average assets of 1.54% and return on average equity of 16.50%. The Corporation's second quarter earnings were adversely affected by expenses of approximately $350,000 related to merger activities.

In conjunction with the proposed merger of Bank of Walnut Creek and First Republic Bank, BWC Financial Corp. sold its majority interest in BWC Mortgage to the minority partner, resulting in the discontinuance of this subsidiary.

Total assets of the Corporation at June 30, 2006 were $569,966,000, compared to total assets of $551,688,000, at June 30, 2005.

Founded in 1980, Bank of Walnut Creek's headquarters and main office are at 1400 Civic Drive, Walnut Creek. Additional branch offices are in Orinda, San Ramon, Danville, Pleasanton, and Livermore, with a regional commercial banking office in San Jose.

Additional details may be found in the Summary of Consolidated Financial Results for second quarter and first half 2006:

Selected Financial Data - Summary:

The following table provides certain selected consolidated financial data as of and for the three month and six-month periods ended June 30, 2006 and 2005.

SUMMARY INCOME STATEMENT	Quarter Ended June 30,		Year to Date June 30,	
(Unaudited in thousands except share data)	2006	2005	2006	2005
Interest Income	$ 10,551	$ 8,232	$ 20,258	$ 15,904
Interest Expense	2,912	1,722	5,332	3,092
Net Interest Income	7,639	6,510	14,926	12,812
Non-interest Income	594	603	1,154	1,170
Non-interest Expense	4,819	4,117	9,402	8,300
Income from Continuing Operations Before Income Taxes	3,414	2,996	6,678	5,682
Income Taxes	1,287	1,159	2,514	2,231
Net Income from Continuing Operations	$ 2,127	$ 1,837	$ 4,164	$ 3,451
Income from Operations of Discontinued Subsidiary, net of tax	$ 11	$ 145	$ 50	$ 211
Total Net Income	$ 2,138	$ 1,982	$ 4,214	$ 3,662

SUMMARY INCOME STATEMENT	**Quarter Ended June 30,**		**Year to Date June 30,**	
(Unaudited in thousands except share data)	2006	2005	2006	2005
Per share:				
Basic EPS - Continuing Operations	$ 0.51	$ 0.44	$ 1.01	$ 0.82
Diluted EPS - Continuing Operations	$ 0.51	$ 0.43	$ 1.00	$ 0.81
Basic EPS - Discontinued Operations	$ 0.00	$ 0.03	$ 0.01	$ 0.05
Diluted EPS - Discontinued Operations	$ 0.00	$ 0.03	$ 0.01	$ 0.05
Weighted Average Basic shares	4,137,935	4,197,791	4,133,402	4,213,315
Weighted Average Diluted Shares	4,179,895	4,255,761	4,181,074	4,269,954
Cash dividends	$ 0.10	$ 0.08	$ 0.20	$ 0.16
Book value at period-end			$ 13.21	$ 11.25
Ending shares			4,152,306	4,309,874

	Quarter Ended June 30,		Year to Date June 30,	
Financial Ratios:	2006	2005	2006	2005
Return on Average Assets	1.52%	1.54%	1.52%	1.45%
Return on Average Equity	15.92%	16.50%	15.96%	15.30%
Net Interest Margin to Earning Assets	4.44%	5.52%	5.82%	5.56%
Net loan losses (recoveries) to avg. loans	0.01%	0.06%	0.02%	0.05%
Efficiency Ratio (Bank only)	54.21%	56.74%	55.90%	58.00%

SUMMARY BALANCE SHEET		
(Unaudited in thousands)	June 30,	June 30,
Assets:	2006	2005
Cash and Equivalents	$ 28,992	$ 57,878
Investments	89,891	63,476
Loans	442,634	392,403
Allowance for Credit Losses	(7,428)	(7,475)
BWC Mortgage Services, Loans Held-for-Sale	-	30,027
Other Assets	15,877	15,379
Total Assets	$ 569,966	$ 551,688
Deposits:	$ 422,038	$ 415,478
Other Borrowings	90,705	84,105
Other Liabilities	2,387	3,606
Total Liabilities	515,130	503,189
Equity	54,836	48,499
Total Liabilities and Equity	$ 569,966	$ 551,688

This press release contains forward-looking statements with respect to the financial condition, results of operation and business of BWC Financial Corp.(BWC). These include statements that relate to or are dependent on estimates or assumptions relating to the prospects of continued loan and deposit growth, improved credit quality, the operating characteristics of the Company's income tax refund programs and the economic conditions within its markets. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the Company's control. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) increased competitive pressure among financial services companies; (2) changes in the interest rate environment reducing interest margins or increasing interest rate risk; (3) deterioration in general economic conditions, internationally, nationally or in the State of California; (4) the occurrence of future terrorist acts or impact of military actions;and (5) legislative or regulatory changes adversely affecting the business in which BWC engages. Forward-looking statements speak only as of the date they are made, and BWC does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. **7/18/06**

Nasdaq: BWCF
http://www.bowc.com

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